FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: 26 June 2012, London, U.K. GSK publishes 2011 core operating profit by segment

On 28 March 2012, GSK issued historical quarterly restatements for 2011 that included reclassifications of turnover consistent with the way in which the turnover is reported internally together with reconciliations of total results to the Group's core earnings on a quarterly basis for 2011.

GSK intends to report core operating profit by segment in future quarters, and, as indicated in the Q1 2012 Results Announcement, this release provides the quarterly 2011 core operating profit for each segment in order to assist comparability with historical data.  Turnover by segment is also presented here for convenience.  This quarterly information has been prepared on a basis consistent with the restatements published on 28 March 2012.

GlaxoSmithKline
- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit
www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Stephen Rea	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Kevin Colgan	+1 919 483 2839	(North Carolina)
	Melinda Stubbee	+1 919 483 2839	(North Carolina)
	Sarah Alspach	+1 919 483 2839	(Washington, DC)
	Jennifer Armstrong	+1 919 483 2839	(Philadelphia)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+44 (0) 20 8047 3289	(London)

This Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The information for 2011 has been derived from the full Group accounts published in the Annual Report 2011.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected.  Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Core operating profit by segment (unaudited)

	Quarter 1 2011 £m	Quarter 2 2011 £m	Quarter 3 2011 £m	Quarter 4 2011 £m	Full Year 2011 £m
	------	------	------	------	------
USA	1,043	1,107	1,260	1,236	4,646
Europe	788	809	769	788	3,154
EMAP	335	368	355	423	1,481
Japan	310	256	360	323	1,249
ViiV Healthcare	203	215	255	209	882
Pharmaceuticals R&D	(662)	(680)	(696)	(763)	(2,801)
Other trading and unallocated pharmaceuticals and vaccines	(44)	77	(135)	(170)	(272)
	------	------	------	------	------
Pharmaceuticals and Vaccines	1,973	2,152	2,168	2,046	8,339
Consumer Healthcare	245	244	327	268	1,084
	------	------	------	------	------
Segment profit	2,218	2,396	2,495	2,314	9,423
Corporate and other unallocated costs	(174)	(229)	(167)	(50)	(620)
	------	------	------	------	------
Core operating profit	2,044	2,167	2,328	2,264	8,803
Non-core items	(9)	(389)	(213)	(385)	(996)
	------	------	------	------	------
Total operating profit	2,035	1,778	2,115	1,879	7,807
	------	------	------	------	------

Turnover by segment (unaudited)

	Quarter 1 2011 £m	Quarter 2 2011 £m	Quarter 3 2011 £m	Quarter 4 2011 £m	Full Year 2011 £m
	------	------	------	------	------
USA	1,616	1,705	1,889	1,812	7,022
Europe	1,417	1,458	1,395	1,430	5,700
EMAP*	1,050	1,115	1,131	1,163	4,459
Japan	506	427	587	562	2,082
ViiV Healthcare	353	379	435	402	1,569
Other trading and unallocated pharmaceuticals and vaccines*	301	337	320	322	1,280
	------	------	------	------	------
Pharmaceuticals and Vaccines	5,243	5,421	5,757	5,691	22,112
Consumer Healthcare	1,342	1,299	1,347	1,287	5,275
	------	------	------	------	------
Total	6,585	6,720	7,104	6,978	27,387
	------	------	------	------	------

*
The information on turnover by segment is consistent with the information presented on 28 March 2012 with the exception of £9 million of
Relenza
sales in Q2 2011 that have been reclassified from the EMAP segment to the Other trading and unallocated pharmaceuticals and vaccines segment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 26, 2012

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc